March 22, 2013

Securities and Exchange Commission

Department of Corporate Finance

Washington DC, 20549

ATTENTION: Ms. Jenn Do – Staff Accountant

Dear Ms. Do:

RE: 5BARz International, Inc.

Form 8-K Item 4.01

Filed March 14, 2013

File No. 0-53778

We are in receipt of your comments on the above referenced filing, as provided in your letter dated March 20, 2013 and respond as follows;

Please find attached hereto an 8K/A in which we have amended our wording as follows;

The revised report addresses the registrants two most recent fiscal years, and any subsequent interim period through the date of change in accountant in item 304(a)(1)(iv). Further, the report has been amended to report that the successor accountant has also been engaged to audit the consolidated financial statements for the year ended December 31, 2012. Further, the Exhibit 16 letter from the former accountants has been updated to indicate that the former accountant agrees with the information provided in this Form 8K/A.

Please accept the following representations as our written statement acknowledging that;

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the amendments as provided in the 8K/A dated March 22, 2013 fully addresses your comments.

Thank you.

Yours truly

/s/ Daniel Bland

Daniel Bland

CFO – 5BARz International Inc.